                                                -------------------------------
                                                           OMB APPROVAL
                                                -------------------------------
                                                OMB Number:    3235-0145
                                                Expires:      August 31, 1999
                                                Estimated average burden
                                                hours per response........14.90
                                                -------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.       )*
                                            ------

                                EXACTIS.COM, INC.
                                -----------------
                                (Name of Issuer)



                                  COMMON STOCK
                         ------------------------------
                         (Title of Class of Securities)



                                   30064G 10 4
                                 --------------
                                 (CUSIP Number)



                                November 19, 1999
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]      Rule 13d-1(b)

     [ ]      Rule 13d-1(c)

     [X]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

---------------------                                         ------------------
CUSIP NO. 30064G 10 4                13G                      PAGE 2 OF 23 PAGES
---------------------                                         ------------------

--------------------------------------------------------------------------------
 1          NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)

            BOULDER VENTURES II, L.P.           84-1403907
--------------------------------------------------------------------------------
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a)
            (b) [X]
--------------------------------------------------------------------------------
 3          SEC USE ONLY

--------------------------------------------------------------------------------
 4          CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
--------------------------------------------------------------------------------
          NUMBER OF            5     SOLE VOTING POWER

            SHARES                   154,236
                               -------------------------------------------------
         BENEFICIALLY          6     SHARED VOTING POWER

           OWNED BY                  0
                               -------------------------------------------------
             EACH              7     SOLE DISPOSITIVE POWER

          REPORTING                  154,236
                               -------------------------------------------------
            PERSON             8     SHARED DISPOSITIVE POWER

            WITH:                    0
--------------------------------------------------------------------------------
 9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            154,236
--------------------------------------------------------------------------------
 10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*

--------------------------------------------------------------------------------
 11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            1.2%
--------------------------------------------------------------------------------
 12         TYPE OF REPORTING PERSON*

            PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

---------------------                                         ------------------
CUSIP NO. 30064G 10 4                13G                      PAGE 3 OF 23 PAGES
---------------------                                         ------------------

--------------------------------------------------------------------------------
 1          NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)

            BOULDER VENTURES II (ANNEX), L.P.   84-1508405
--------------------------------------------------------------------------------
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a)
            (b) [X]
--------------------------------------------------------------------------------
 3          SEC USE ONLY

--------------------------------------------------------------------------------
 4          CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
--------------------------------------------------------------------------------
          NUMBER OF            5     SOLE VOTING POWER

            SHARES                   23,048
                               -------------------------------------------------
         BENEFICIALLY          6     SHARED VOTING POWER

           OWNED BY                  0
                               -------------------------------------------------
             EACH              7     SOLE DISPOSITIVE POWER

          REPORTING                  23,048
                               -------------------------------------------------
            PERSON             8     SHARED DISPOSITIVE POWER

            WITH:                    0
--------------------------------------------------------------------------------
 9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            23,048
--------------------------------------------------------------------------------
 10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*

--------------------------------------------------------------------------------
 11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            0.2%
--------------------------------------------------------------------------------
 12         TYPE OF REPORTING PERSON*

            PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

---------------------                                         ------------------
CUSIP NO. 30064G 10 4                13G                      PAGE 4 OF 23 PAGES
---------------------                                         ------------------

--------------------------------------------------------------------------------
 1          NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)

            BOULDER VENTURES III, L.P.          84-1508404
--------------------------------------------------------------------------------
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a)
            (b) [X]
--------------------------------------------------------------------------------
 3          SEC USE ONLY

--------------------------------------------------------------------------------
 4          CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
--------------------------------------------------------------------------------
          NUMBER OF            5     SOLE VOTING POWER

            SHARES                   334,248
                               -------------------------------------------------
         BENEFICIALLY          6     SHARED VOTING POWER

           OWNED BY                  0
                               -------------------------------------------------
             EACH              7     SOLE DISPOSITIVE POWER

          REPORTING                  334,248
                               -------------------------------------------------
            PERSON             8     SHARED DISPOSITIVE POWER

            WITH:                    0
--------------------------------------------------------------------------------
 9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            334,248
--------------------------------------------------------------------------------
 10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*

--------------------------------------------------------------------------------
 11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            2.6%
--------------------------------------------------------------------------------
 12         TYPE OF REPORTING PERSON*

            PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

---------------------                                         ------------------
CUSIP NO. 30064G 10 4                13G                      PAGE 5 OF 23 PAGES
---------------------                                         ------------------


--------------------------------------------------------------------------------
 1          NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)

            BOULDER VENTURES III (ANNEX), L.P.  84-1508405
--------------------------------------------------------------------------------
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a)
            (b) [X]
--------------------------------------------------------------------------------
 3          SEC USE ONLY

--------------------------------------------------------------------------------
 4          CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
--------------------------------------------------------------------------------
          NUMBER OF            5     SOLE VOTING POWER

            SHARES                   20,317
                               -------------------------------------------------
         BENEFICIALLY          6     SHARED VOTING POWER

           OWNED BY                  0
                               -------------------------------------------------
             EACH              7     SOLE DISPOSITIVE POWER

          REPORTING                  20,317
                               -------------------------------------------------
            PERSON             8     SHARED DISPOSITIVE POWER

            WITH:                    0
--------------------------------------------------------------------------------
 9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            20,317
--------------------------------------------------------------------------------
 10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*

--------------------------------------------------------------------------------
 11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            0.2%
--------------------------------------------------------------------------------
 12         TYPE OF REPORTING PERSON*

            PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

---------------------                                         ------------------
CUSIP NO. 30064G 10 4                13G                      PAGE 6 OF 23 PAGES
---------------------                                         ------------------

--------------------------------------------------------------------------------
 1          NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)

            BOULDER VENTURES, L.P.                      84-1331127
--------------------------------------------------------------------------------
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a)
            (b) [X]
--------------------------------------------------------------------------------
 3          SEC USE ONLY

--------------------------------------------------------------------------------
 4          CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
--------------------------------------------------------------------------------
          NUMBER OF            5     SOLE VOTING POWER

            SHARES                   185,100
                               -------------------------------------------------
         BENEFICIALLY          6     SHARED VOTING POWER

           OWNED BY                  0
                               -------------------------------------------------
             EACH              7     SOLE DISPOSITIVE POWER

          REPORTING                  185,100
                               -------------------------------------------------
            PERSON             8     SHARED DISPOSITIVE POWER

            WITH:                    0
--------------------------------------------------------------------------------
 9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            185,100
--------------------------------------------------------------------------------
 10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*

--------------------------------------------------------------------------------
 11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            1.5%
--------------------------------------------------------------------------------
 12         TYPE OF REPORTING PERSON*

            PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

---------------------                                         ------------------
CUSIP NO. 30064G 10 4                13G                      PAGE 6 OF 23 PAGES
---------------------                                         ------------------

--------------------------------------------------------------------------------
 1          NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)

            BV PARTNERS, LLC                    84-1331128
--------------------------------------------------------------------------------
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a)
            (b) [X]
--------------------------------------------------------------------------------
 3          SEC USE ONLY

--------------------------------------------------------------------------------
 4          CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
--------------------------------------------------------------------------------
          NUMBER OF            5     SOLE VOTING POWER

            SHARES                   185,100
                               -------------------------------------------------
         BENEFICIALLY          6     SHARED VOTING POWER

           OWNED BY                  0
                               -------------------------------------------------
             EACH              7     SOLE DISPOSITIVE POWER

          REPORTING                  185,100
                               -------------------------------------------------
            PERSON             8     SHARED DISPOSITIVE POWER

            WITH:                    0
--------------------------------------------------------------------------------
 9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            185,100
--------------------------------------------------------------------------------
 10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*

--------------------------------------------------------------------------------
 11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            1.5%
--------------------------------------------------------------------------------
 12         TYPE OF REPORTING PERSON*

            OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

---------------------                                         ------------------
CUSIP NO. 30064G 10 4                13G                      PAGE 8 OF 23 PAGES
---------------------                                         ------------------

--------------------------------------------------------------------------------
 1          NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)

            BV PARTNERS II, LLC        84-1403907
--------------------------------------------------------------------------------
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a)
            (b)  |X|
--------------------------------------------------------------------------------
 3          SEC USE ONLY

--------------------------------------------------------------------------------
 4          CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
--------------------------------------------------------------------------------
          NUMBER OF            5     SOLE VOTING POWER

            SHARES                   177,284
                               -------------------------------------------------
         BENEFICIALLY          6     SHARED VOTING POWER

           OWNED BY                  0
                               -------------------------------------------------
             EACH              7     SOLE DISPOSITIVE POWER

          REPORTING                  177,284
                               -------------------------------------------------
            PERSON             8     SHARED DISPOSITIVE POWER

            WITH:                    0
--------------------------------------------------------------------------------
 9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            177,284
--------------------------------------------------------------------------------
 10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*

--------------------------------------------------------------------------------
 11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            1.4%
--------------------------------------------------------------------------------
 12         TYPE OF REPORTING PERSON*

            OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

---------------------                                         ------------------
CUSIP NO. 30064G 10 4                13G                      PAGE 9 OF 23 PAGES
---------------------                                         ------------------

--------------------------------------------------------------------------------
 1          NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)

            BV PARTNERS III, LLC       84-1509379
--------------------------------------------------------------------------------
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a)
            (b) [X]
--------------------------------------------------------------------------------
 3          SEC USE ONLY

--------------------------------------------------------------------------------
 4          CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
--------------------------------------------------------------------------------
          NUMBER OF            5     SOLE VOTING POWER

            SHARES                   354,565
                               -------------------------------------------------
         BENEFICIALLY          6     SHARED VOTING POWER

           OWNED BY                  0
                               -------------------------------------------------
             EACH              7     SOLE DISPOSITIVE POWER

          REPORTING                  354,565
                               -------------------------------------------------
            PERSON             8     SHARED DISPOSITIVE POWER

            WITH:                    0
--------------------------------------------------------------------------------
 9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            354,565
--------------------------------------------------------------------------------
 10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*

--------------------------------------------------------------------------------
 11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            2.8%
--------------------------------------------------------------------------------
 12         TYPE OF REPORTING PERSON*

            OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

---------------------                                        -------------------
CUSIP NO. 30064G 10 4                13G                     PAGE 10 OF 23 PAGES
---------------------                                        -------------------

--------------------------------------------------------------------------------
 1          NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)

            KYLE LEFKOFF
--------------------------------------------------------------------------------
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a)
            (b) [X]
--------------------------------------------------------------------------------
 3          SEC USE ONLY

--------------------------------------------------------------------------------
 4          CITIZENSHIP OR PLACE OF ORGANIZATION

            USA
--------------------------------------------------------------------------------
          NUMBER OF            5     SOLE VOTING POWER

            SHARES                   827
                               -------------------------------------------------
         BENEFICIALLY          6     SHARED VOTING POWER

           OWNED BY                  716,949
                               -------------------------------------------------
             EACH              7     SOLE DISPOSITIVE POWER

          REPORTING                  827
                               -------------------------------------------------
            PERSON             8     SHARED DISPOSITIVE POWER

            WITH:                    716,949
--------------------------------------------------------------------------------
 9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            717,776
--------------------------------------------------------------------------------
 10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*

--------------------------------------------------------------------------------
 11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            5.7%
--------------------------------------------------------------------------------
 12         TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

---------------------                                        -------------------
CUSIP NO. 30064G 10 4                13G                     PAGE 11 OF 23 PAGES
---------------------                                        -------------------

--------------------------------------------------------------------------------
 1          NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)

            PETER ROSHKO
--------------------------------------------------------------------------------
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a)
            (b)  |X|
--------------------------------------------------------------------------------
 3          SEC USE ONLY

--------------------------------------------------------------------------------
 4          CITIZENSHIP OR PLACE OF ORGANIZATION

            USA
--------------------------------------------------------------------------------
          NUMBER OF            5     SOLE VOTING POWER

            SHARES                   2,330
                               -------------------------------------------------
         BENEFICIALLY          6     SHARED VOTING POWER

           OWNED BY                  354,565
                               -------------------------------------------------
             EACH              7     SOLE DISPOSITIVE POWER

          REPORTING                  2,330
                               -------------------------------------------------
            PERSON             8     SHARED DISPOSITIVE POWER

            WITH:                    354,565
--------------------------------------------------------------------------------
 9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            356,895
--------------------------------------------------------------------------------
 10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*

--------------------------------------------------------------------------------
 11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            2.8%
--------------------------------------------------------------------------------
 12         TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

---------------------                                        -------------------
CUSIP NO. 30064G 10 4                13G                     PAGE 12 OF 23 PAGES
---------------------                                        -------------------

--------------------------------------------------------------------------------
 1          NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)

            JOSH E. FIDLER
--------------------------------------------------------------------------------
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a)
            (b) [X]
--------------------------------------------------------------------------------
 3          SEC USE ONLY

--------------------------------------------------------------------------------
 4          CITIZENSHIP OR PLACE OF ORGANIZATION

            USA
--------------------------------------------------------------------------------
          NUMBER OF            5     SOLE VOTING POWER

            SHARES                   2,689
                               -------------------------------------------------
         BENEFICIALLY          6     SHARED VOTING POWER

           OWNED BY                  716,949
                               -------------------------------------------------
             EACH              7     SOLE DISPOSITIVE POWER

          REPORTING                  2,689
                               -------------------------------------------------
            PERSON             8     SHARED DISPOSITIVE POWER

            WITH:                    716,949
--------------------------------------------------------------------------------
 9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            719,638
--------------------------------------------------------------------------------
 10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*

--------------------------------------------------------------------------------
 11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            5.7%
--------------------------------------------------------------------------------
 12         TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

---------------------                                        -------------------
CUSIP NO. 30064G 10 4                13G                     PAGE 13 OF 23 PAGES
---------------------                                        -------------------

--------------------------------------------------------------------------------
 1          NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)

            LAWRENCE MACKS
--------------------------------------------------------------------------------
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a)
            (b)  |X|
--------------------------------------------------------------------------------
 3          SEC USE ONLY

--------------------------------------------------------------------------------
 4          CITIZENSHIP OR PLACE OF ORGANIZATION

            USA
--------------------------------------------------------------------------------
          NUMBER OF            5     SOLE VOTING POWER

            SHARES                   2,689
                               -------------------------------------------------
         BENEFICIALLY          6     SHARED VOTING POWER

           OWNED BY                  716,949
                               -------------------------------------------------
             EACH              7     SOLE DISPOSITIVE POWER

          REPORTING                  2,689
                               -------------------------------------------------
            PERSON             8     SHARED DISPOSITIVE POWER

            WITH:                    716,949
--------------------------------------------------------------------------------
 9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            719,638
--------------------------------------------------------------------------------
 10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*

--------------------------------------------------------------------------------
 11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            5.7%
--------------------------------------------------------------------------------
 12         TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

---------------------                                        -------------------
CUSIP NO. 30064G 10 4                13G                     PAGE 14 OF 23 PAGES
---------------------                                        -------------------

--------------------------------------------------------------------------------
 1          NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)

            ANDREW JONES
--------------------------------------------------------------------------------
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a)
            (b)  |X|
--------------------------------------------------------------------------------
 3          SEC USE ONLY

--------------------------------------------------------------------------------
 4          CITIZENSHIP OR PLACE OF ORGANIZATION

            USA
--------------------------------------------------------------------------------
          NUMBER OF            5     SOLE VOTING POWER

            SHARES                   2,330
                               -------------------------------------------------
         BENEFICIALLY          6     SHARED VOTING POWER

           OWNED BY                  354,565
                               -------------------------------------------------
             EACH              7     SOLE DISPOSITIVE POWER

          REPORTING                  2,330
                               -------------------------------------------------
            PERSON             8     SHARED DISPOSITIVE POWER

            WITH:                    354,565
--------------------------------------------------------------------------------
 9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            356,895
--------------------------------------------------------------------------------
 10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*

--------------------------------------------------------------------------------
 11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            2.8%
--------------------------------------------------------------------------------
 12         TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1.

         (a) Name of Issuer: EXACTIS.COM, INC.

         (b) Address of Issuer's Principal Executive Offices:
             707 17TH STREET, SUITE 2850, DENVER, COLORADO 80202

ITEM 2.

         (a) Name of Person Filing: BOULDER VENTURES II, L.P. ("BVII") BOULDER VENTURES II (ANNEX), L.P. ("BVIIA")
             BOULDER VENTURES III, L.P. ("BVIII")
             BOULDER VENTURES III (ANNEX), L.P. ("BVIIIA")
             BOULDER VENTURES, L.P. ("BV")
             BV PARTNERS, LLC ("BVP")
             BV PARTNERS II, LLC ("BVPII")
             BV PARTNERS III, LLC ("BVPIII")
             KYLE LEFKOFF ("KL")
             PETER ROSHKO ("PR")
             JOSHUA FIDLER ("JF")
             LAWRENCE MACKS ("LM")
             ANDREW JONES ("AJ")

         (b) Address of Principal Business Office or, if none, Residence: 1634 WALNUT STREET, SUITE 301, BOULDER, COLORADO 80302

         (c) Citizenship: ENTITIES:
             BVII - DELAWARE
             BVIIA - DELAWARE
             BVIII - DELAWARE
             BVIIIA - DELAWARE
             BV - DELAWARE
             BVP - DELAWARE
             BVPII - DELAWARE
             BVPIII - DELAWARE

             INDIVIDUALS:
             KL - USA
             PR - USA
             JF - USA
             LM - USA
             AJ - USA


         (d) Title of Class of Securities: COMMON STOCK

         (e) CUSIP Number: 30064G 10 4

ITEM 3.  NOT APPLICABLE

ITEM 4.  OWNERSHIP

(a) Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

                               BVII       BVIIA       BVIII      BVIIIA       BV         BVP        BVPII      BVPIII

(a) AMOUNT BENEFICIALLY      154,236    23,048      334,208    20,317      185,100    185,100     177,284      354,565
OWNED:

(b) PERCENT OF CLASS:            1.2%       .2%         2.6%       .2%         1.5%       1.5%        1.4%         2.8%

(c) NUMBER OF SHARES AS TO
WHICH SUCH PERSON HAS:

(i) SOLE POWER TO VOTE OR    154,236    23,048      334,208    20,317      185,100    185,100     177,284      354,565
DIRECT THE VOTE:

(ii) SHARED POWER TO VOTE          0         0            0         0            0          0           0            0
OR TO DIRECT THE VOTE:

(iii) SOLE POWER TO          154,236    23,048      334,208    20,317      185,100    185,100     177,284      354,565
DISPOSE OR TO DIRECT THE
DISPOSITION OF:

(iv) SHARED POWER TO               0         0            0         0            0          0           0            0
DISPOSE OR TO DIRECT THE
DISPOSITION OF:

                                KL          PR         JF          LM         AJ

(a) AMOUNT BENEFICIALLY      717,776   356,895      719,638   719,638      356,895
OWNED:

(b) PERCENT OF CLASS:            5.7%      2.8%         5.7%      5.7%         2.8%

(c) NUMBER OF SHARES AS TO
WHICH SUCH PERSON HAS:

(i) SOLE POWER TO VOTE OR        827     2,330        2,689     2,689        2,330
DIRECT THE VOTE:

(ii) SHARED POWER TO VOTE    716,949   354,565      716,949   716,949      354,565
OR TO DIRECT THE VOTE:

(iii) SOLE POWER TO              827     2,330        2,689     2,689        2,330
DISPOSE OR TO DIRECT THE
DISPOSITION OF:

(iv) SHARED POWER TO         716,949   354,565      716,949   716,949      354,565
DISPOSE OR TO DIRECT THE
DISPOSITION OF:

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

         NOT APPLICABLE

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

         NOT APPLICABLE

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

         NOT APPLICABLE

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

         NO REPORTING PERSON IS A MEMBER OF A GROUP AS DEFINED IN SECTION 240.13d-1(b)(1)(ii)(H) OF THE ACT.

ITEM 9.   NOTICE OF DISSOLUTION OF A GROUP

          NOT APPLICABLE

ITEM 10.  CERTIFICATION

          NOT APPLICABLE

EXHIBITS: A:   JOINT FILING STATEMENT

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date: February 11, 2000

BOULDER VENTURES II, L.P.              BOULDER VENTURES III, L.P.

By: BV Partners II, LLC,               By: BV Partners III, LLC,
    its general partner                    its general partner




BY: /s/ Kyle Lefkoff                   BY: /s/ Kyle Lefkoff
    -------------------------------        -------------------------------------
    Kyle Lefkoff                           Kyle Lefkoff
    Managing Member                        Managing Member


BOULDER VENTURES II (ANNEX), L.P.      BOULDER VENTURES III (ANNEX), L.P.

By: BV Partners II, LLC,               By: BV Partners III, LLC,
    its general partner                    its general partner



BY: /s/ Kyle Lefkoff                   BY: /s/ Kyle Lefkoff
    -------------------------------        -------------------------------------
    Kyle Lefkoff                           Kyle Lefkoff
    Managing Member                        Managing Member


BOULDER VENTURES, L.P.                 BV PARTNERS, LLC

By: BV Partners, LLC
    its general partner



BY: /s/ Kyle Lefkoff                   BY: /s/ Kyle Lefkoff
    -------------------------------        -------------------------------------
    Kyle Lefkoff                           Kyle Lefkoff
    Managing Member                        Managing Member


BV PARTNERS II, LLC                    BV PARTNERS III, LLC




BY: /s/ Kyle Lefkoff                   BY: /s/ Kyle Lefkoff
    -------------------------------        -------------------------------------
    Kyle Lefkoff                           Kyle Lefkoff
    Managing Member                        Managing Member

INDIVIDUALS:

/s/ Kyle Lefkoff                       /s/ Peter Roshko
-----------------------------------    -----------------------------------------
Kyle Lefkoff                           Peter Roshko

/s/ Josh E. Fidler                     /s/ Andrew Jones
-----------------------------------    -----------------------------------------
Josh E. Fidler                         Andrew Jones

/s/ Lawrence M. Macks
---------------------------------------
Lawrence M. Macks

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including exhibits. Seess.240.13d-7 for other parties for whom copies are to be sent.

     ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                                    EXHIBIT A

                             JOINT FILING STATEMENT

     Pursuant to Rule 13d-1(k)(1), we, the undersigned, hereby express our agreement that the attached Schedule 13G is filed on behalf of each of us.

     Date: February 11, 2000

BOULDER VENTURES II, L.P.              BOULDER VENTURES III, L.P.

By: BV Partners II, LLC,               By: BV Partners III, LLC,
    its general partner                    its general partner



BY: /s/ Kyle Lefkoff                   BY: /s/ Kyle Lefkoff
    -------------------------------        -------------------------------------
    Kyle Lefkoff                           Kyle Lefkoff
    Managing Member                        Managing Member


BOULDER VENTURES II (ANNEX), L.P.      BOULDER VENTURES III (ANNEX), L.P.

By: BV PARTNERS II, LLC,               By: BV Partners III, LLC,
    its general partner                    its general partner



BY: /s/ Kyle Lefkoff                   BY: /s/ Kyle Lefkoff
    -------------------------------        -------------------------------------
    Kyle Lefkoff                           Kyle Lefkoff
    Managing Member                        Managing Member


BOULDER VENTURES, L.P.                 BV PARTNERS, LLC

By: BV Partners, LLC
    its general partner



BY: /s/ Kyle Lefkoff                   BY: /s/ Kyle Lefkoff
    -------------------------------        -------------------------------------
    Kyle Lefkoff                           Kyle Lefkoff
    Managing Member                        Managing Member


BV PARTNERS II, LLC                    BV PARTNERS III, LLC



BY: /s/ Kyle Lefkoff                   BY: /s/ Kyle Lefkoff
    -------------------------------        -------------------------------------
    Kyle Lefkoff                           Kyle Lefkoff
    Managing Member                        Managing Member

INDIVIDUALS:

/s/ Kyle Lefkoff                       /s/ Peter Roshko
-----------------------------------    -----------------------------------------
Kyle Lefkoff                           Peter Roshko

/s/ Josh E. Fidler                     /s/ Andrew Jones
-----------------------------------    -----------------------------------------
Josh E. Fidler                         Andrew Jones

/s/ Lawrence M. Macks
---------------------------------------
Lawrence M. Macks

                          INSTRUCTIONS FOR SCHEDULE 13G

INSTRUCTIONS FOR COVER PAGE

(1) Names And I.R.S. Numbers of Reporting Persons - Furnish the full legal name of each person for whom the report is filed -- i.e., each person required to sign the schedule itself -- including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G", below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and such membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3)   The third row is for SEC internal use; please leave blank.

(4) Citizenship or Place of Organization - Furnish citizenship if the named reporting person is a natural person. Otherwise, furnish place of organization.

(5) - (9), (11) Aggregate Amount Beneficially Owned By Each Reporting Person, Etc. - Rows (5) through (9) inclusive, and (11) are to be completed in accordance with the provisions of Item 4 of Schedule 13G. All percentages are to be rounded off to the nearest tenth (one place after decimal point).

(10) Check if the aggregate amount reported as beneficially owned in row (9) does not include shares as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.

(12) Type of Reporting Person - Please classify each "reporting person" according to the following breakdown (see Item 3 of Schedule 13G) and place the appropriate symbol on the form:

CATEGORY                                                                       SYMBOL
--------                                                                       ------

Broker Dealer.............................................................       BD
Bank......................................................................       BK
Insurance Company.........................................................       IC
Investment Company........................................................       IV
Investment Adviser........................................................       IA
Employee Benefit Plan, Pension Fund, or Endowment Fund....................       EP
Parent Holding Company/Control Person.....................................       HC
Savings Association.......................................................       SA
Church Plan...............................................................       CP
Corporation...............................................................       CO
Partnership...............................................................       PN
Individual................................................................       IN
Other.....................................................................       OO

Notes:

         Attach as many copies of the second part of the cover page as are needed, one reporting person per page.

         Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules (Schedule 13D, 13G or 14D-1) by appropriate cross references to an item or items on the cover page(s). This approach may only be used where the cover page item or items provide all the disclosure required by the schedule item. Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as "filed" for purposes of Section 18 of the Securities Exchange Act or otherwise subject to the liabilities of that section of the Act.

         Reporting persons may comply with their cover page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission's regulations and meet existing Securities Exchange Act rules as to such matters as clarity and size (Securities Exchange Act Rule 12b-12).

              SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G

     Under Sections 13(d), 13(g) and 23 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.

     Disclosure of the information specified in this schedule is mandatory, except for I.R.S. identification numbers, disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

     Because of the public nature of the information, the Commission can use it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions. I.R.S. identification numbers, if furnished, will assist the Commission in identifying securityholders and, therefore, in promptly processing statements of beneficial ownership of securities.

     Failure to disclose the information requested by this schedule, except for I.R.S. identification numbers, may result in civil or criminal action against the persons involved for violation of the Federal securities laws and rules promulgated thereunder.

                              GENERAL INSTRUCTIONS

A. Statements filed pursuant to Rule 13d-1(b) containing the information required by this schedule shall be filed not later than February 14 following the calendar year covered by the statement or within the time specified in Rules 13d-1(b)(2) and 13d-2(c). Statements filed pursuant to Rule 13d-1(c) shall be filed within the time specified in Rules 13d-1(c), 13d-2(b) and 13d-2(d). Statements filed pursuant to Rule 13d-1(d) shall be filed not later than February 14 following the calendar year covered by the statement pursuant to Rules 13d-1(d) and 13d-2(b).

B. Information contained in a form which is required to be filed by rules under section 13(f) (15 U.S.C. 78m(f)) for the same calendar year as that covered by a statement on this schedule may be incorporated by reference in response to any of the items of this schedule. If such information is incorporated by reference in this schedule, copies of the relevant pages of such form shall be filed as an exhibit to this schedule.

C. The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.